X KW 2/12

15048604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68075

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metropolitian Capital Investment Banc, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 East Ontario
(No. and Street)

Chicago (City) Illinois (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad Brandt 312 640 2344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwarth LLP
(Name – *if individual, state last, first, middle name*)

One Mid American Plaza, Ste 700 (Address) Oak Brook (City) Illinois (State) 60522 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank Novel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metropolitan Capital Investment Banc, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President and CCO
Title

[signature]
Notary Public

"OFFICIAL SEAL"
BRANDON J. MOLASKI
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 07/21/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Metropolitan Capital Investment Banc, Inc.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
Chicago, Illinois

We have audited the accompanying statement of financial condition of Metropolitan Capital Investment Banc, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of Metropolitan Capital Investment Banc, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Metropolitan Capital Investment Banc, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 27, 2015

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

Assets		
Cash and cash equivalents	$	498,477
Non-marketable securities		3
Accounts receivable		1,072
Prepaid expenses		24,389
Other assets		2,015
Total Assets	$	525,956
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable	$	14,170
Tax payable		18,475
Due to affiliate		23,732
Total Liabilities		56,377
Shareholder's Equity		
Common stock, no par value, 100,000 shares authorized, 7,360 shares issued and outstanding		368,000
Additional paid-in-capital		589,974
Accumulated deficit		(488,395)
Total Shareholder's Equity		469,579
Total Liabilities and Shareholder's Equity	$	525,956

The accompanying notes are an integral part of this financial statement

NOTE 1- Organization and Nature of Business

Metropolitan Capital Investment Banc, Inc. (the "Company"), a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc., (the "Parent") was incorporated in Illinois in September 2008. The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 2009. The Company operates as an introducing broker and although they have approval to, does not currently hold funds or securities for customers and does not carry customer accounts. The Company has an account designated for "Exclusive benefit of customers" at Metropolitan Capital Bank & Trust (the "Bank") to hold customer funds.

The Company is primarily engaged in investment banking and advisory services. During 2013, the Company received regulatory approval to participate in firm commitment and best efforts underwritings as a lead manager, co-manager, and selling group member but has yet to conduct any transactions in this line of business.

NOTE 2- Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Federal Deposit Insurance Corporation insures cash balances up to $250,000 in any single depository institution. At December 31, 2014 the Company had cash balances in one financial institution which exceed federally insured limits by $242,053.

Non-marketable Securities

The Company has obtained non-marketable securities as part of success fees for investment banking transactions. The securities are carried at a nominal value of $3 as of December 31, 2014. No additional disclosures on the non-marketable securities are considered necessary as it is immaterial to the financial statements.

Allocation of Expenses

The Company entered into an expense sharing agreement with the Parent and the Bank, another wholly owned subsidiary of the Parent, in 2008. In accordance with that agreement, certain expenses relating to the personnel, general and administrative expenses and the shared facility in Chicago, Illinois are allocated to the Company from the Parent and the Bank. The allocation method is consistent with the business goals and objectives of the entities, and all expenses are allocated on a reasonable basis (one that attempts to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product). Allocations are re-evaluated in the event there are significant changes to the expenses at any time during the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

NOTE 2-Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The allocation of tax is based on each individual company's taxable income, credits, and deductions.

Deferred tax assets and liabilities are the expected future amounts for temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. See Note 4 for income taxes allocation.

NOTE 3- Related Party Transactions

Under the terms of the Sublease Agreement/Service Agreement, which became effective in August 2009 when the Company became a member of FINRA, the Company subleases office space and receives related services from the Bank. This one-year agreement automatically renews for a one-year period unless either party delivers notice to the other party of its intent not to renew.

At December 31, 2014, the Company had $6,423 of cash on deposit at the Bank.

NOTE 4- Income Tax

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

Income taxes are composed of the following:

Deferred tax assets (liabilities):		
Partnership interest	$	(14,804)
State NOL		11,111
Net Deferred tax liability	$	(3,693)

Deferred tax assets and liabilities consist of the interest in partnership, and state net operating loss of $217,224 that will begin to expire in 2024 if not utilized to reduce future taxable income. The Parent and the Company are not subject to examination by taxing authorities for years before 2011.

The Parent and the Company are subject to U.S. federal income tax as well as Illinois state income tax.

NOTE 5- Net Capital Requirement

As a registered broker-dealer with the SEC and a member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company is required to maintain minimum net capital of $250,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2014, the Company had net capital of $442,100, which exceeded its minimum net capital requirement by $192,100. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1 at December 31, 2014.

NOTE 6- Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.